UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-7120

CUSIP Number: 416196103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HARTE HANKS, INC.
Full Name of Registrant

Former Name if Applicable

9601 McAllister Freeway, Suite 610
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78216
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Harte Hanks, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2017 (the “Second Quarter 10-Q”) within the prescribed time period without unreasonable effort or expense. As described in the Company’s Current Reports on Form 8-K furnished on March 17, 2017 and April 6, 2017, the Company’s delay in filing the Second Quarter 10-Q is in part due to (i) the additional time the Company required to complete the preparation of its audited financial statements for the year ended December 31, 2016 and file its Annual Report on Form 10-K for the corresponding period (the “Form 10-K”), which the Company filed on June 16, 2017, and (ii) the additional time the Company requires to complete the preparation of its quarterly financial statements for the first quarter of fiscal 2017 and file its Quarterly Report on Form 10-Q for the corresponding period (the “First Quarter 10-Q”). Until the quarterly financial statements for the first quarter of fiscal 2017 are complete and the First Quarter 10-Q is filed, the Company is not able to complete its quarterly financial statements for the second quarter of fiscal 2017.

The Company was delayed in preparing its financial statements for the second quarter and six months ending June 30, 2017, and filing its Second Quarter 10-Q, because it was unable to complete the closing of its accounting books for the second quarter of fiscal 2017.  This inability to close its accounting books was due to the delay in the Company’s preparation of its financial statements for the first quarter of fiscal 2017 and related filing of the First Quarter 10-Q, which were in turn delayed primarily due to the delays in the preparation of its audited financial statements for the year ended December 31, 2016 and related Form 10-K filing.  The Company will not be in a position to file its Second Quarter 10-Q within the five-day extension period provided by Rule 12b-25 because the Company does not anticipate filing its First Quarter 10-Q within such period. The Company is working diligently to resolve these matters and intends to file its First Quarter 10-Q and subsequently its Second Quarter 10-Q as promptly as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert L. R. Munden	(210)	829-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2017.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations for the quarterly period ended June 30, 2017 for the reasons set forth in Part III above describing why the Second Quarter 10-Q could not be filed on time.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s anticipated results of operations, statements regarding the Company’s intention to file its First Quarter 10-Q or its Second Quarter 10-Q, and the completion of matters necessary to permit filing of the First Quarter 10-Q or Second Quarter 10-Q. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

HARTE HANKS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2017	By	/s/ Robert L. R. Munden
Robert L. R. Munden
Executive Vice President, Chief Financial Officer, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).